Exhibit 4.16

AMENDED AND RESTATED SERVICE AGREEMENT

This Service Agreement (“Agreement”) is made by and between GE Money Bank, a federal savings bank (“Bank”),  and General Electric Capital Corporation, a Delaware corporation (“Provider”).

WITNESSETH

WHEREAS, Bank is engaged in the business of extending credit to customers under various credit programs; and

WHEREAS, Provider, directly and through its subsidiaries, has many years of experience in servicing credit programs of the type engaged in by Bank, and has personnel and existing computer and other facilities necessary to service such programs; and

WHEREAS, Bank has established a nationwide consumer mortgage lending program; and

WHEREAS, Provider, directly and through its subsidiaries, is engaged in the business of providing mortgage lending services, and has personnel and existing computer and other facilities necessary to provide services for such programs, including marketing, processing, funding and servicing, and

WHEREAS, Bank is engaged in check cashing, prepaid card, and bill payment; and

WHEREAS, Provider, directly and through its subsidiaries, has expertise in establishing and operating Fee-Based Services programs of the type engaged in by Bank, and has existing computer and other facilities necessary to provide services for such programs; and

WHEREAS, the Bank has requested that Provider provides services for Bank’s credit programs, mortgage programs and fee-based programs (“Programs”) and Provider has agreed to do so for appropriate compensation;

WHEREAS, the Bank and Provider have entered into a Service Agreement, dated as of January 1, 2005 (the “Prior Service Agreement”) regarding services provided for all Programs now or hereafter offered by the Bank (“ Products”) and the Bank and Provider desire to amend and restate the Prior Service Agreement on the terms set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Prior Service Agreement is amended and restated to read in its entirety, and Bank and Provider agree, as follows:

ARTICLE I

SERVICES

1.1                                 Services  Provider agrees to provide various services as requested by the Bank that are usual and customary for the operation of the Bank’s products (the “Services”), including some or all of the services listed on Exhibit “A” hereto. If the Bank sells receivables or mortgage loans arising from the Bank’s Programs, Provider agrees to perform such Services in connection with any such sale and such continuing Services in connection with the receivables or loans as the Bank shall request from time to time.

1.2                                 Performance Standards  Provider shall provide the Services at a level of performance, including timeliness and accuracy, that are equal to the industry standard for the Services provided and no less favorable than the level at which it provides comparable services for comparable portfolios.

1.3                                 Regulation  It is understood and agreed by the parties hereto that the performance of the Services is subject to regulation or examination by the Office of Thrift Supervision (“OTS”). Provider shall submit and furnish to the OTS such reports or other data as shall be required under applicable law and regulation. Provider shall, upon receipt of any such request, notify Bank, and prior to submission of any such reports or data shall provide Bank with copies of such submissions, unless otherwise provided by law or court order. Any transfer of customer information among Bank, Provider and other affiliates of Provider shall comply with applicable federal and state law and regulation.

1.4                                 Data Protection and Recovery

(a)                                  Provider shall maintain in accordance with the back-up procedures maintained by Provider and approved by the Bank, duplicate copies of all records and data, except current work in process, necessary to enable the reconstruction of the data maintained by Provider in connection with the Programs (“Program Data”), and to permit Bank to continue its operations in the event of damage to or destruction of Provider’s data processing facilities. Provider shall maintain any other safeguards against the destruction, loss or alteration of any such Program Data or the interruption of data processing services which it employs in connection with its own data processing, or which shall be required under law or regulation applicable to Bank or Provider.

(b)                                 Provider shall have in place a disaster recovery plan (“Disaster Recover Plan” or “Plan”) in relation to the Services rendered by Provider. The Disaster Recovery Plan shall comply in all respects with all federal, state and local laws applicable to the Bank and shall include, but not be limited to, the following:

(i)                                     A brief description of the applications and components included in the Services that would likely be affected by a disaster that results in disruption of Services (“Disaster”) and any back-up or alternate capabilities;

(ii)                                  The resources which Provider would utilize to perform the Services in the event of any Disaster and the emergency service levels or the performance standards to be adhered by Provider in relation to the affected Services upon occurrence of any such Disaster;

(iii)                               The locations of the recovery center that Provider would utilize for provision of Services in the event of such Disaster (the “Primary Recovery Center”) and the location of an alternate recovery center (the “Secondary Recovery Center”) that Provider would use if the Primary Recovery Center is not available;

(iv)                              (a) Provider’s recovery responsibilities; (b) contact listings of key personnel; (c) identification of recovery teams; (d) recovery scenarios; (e) criteria for disaster recovery; vi) names of individuals authorized by each party to act on its behalf in the event of Disaster; (f) calendar for testing of the Disaster Recovery Plan; and (g) notification and escalation procedures; and

(v)                                 Procedures entailing transfer of Services to one or more designated Customer contact sites.

(c)                                  Provider shall make necessary arrangements and provide requisite infrastructure to test the Disaster Recovery Plan periodically. Provider, in coordination with the Bank , shall review and, if necessary, update the Plan on an annual basis or upon request of Bank. No changes will be made to the Plan unless such changes are approved in writing by both Provider and Bank. Provider shall provide a representative (“Disaster Recovery Coordinator”) knowledgeable about disaster recovery planning and the Plan to serve as a single point of contact for Disaster-recovery-related communications and activities of Bank. The Disaster Recovery Coordinator shall be responsible for the maintenance of the Plan and shall ensure safe storage and distribution of copies thereof to the following locations and individuals:  (A) off-site vital record storage and (B) designated personnel of Bank.

(d)                                 Provider, in cooperation with Bank, shall test and evaluate the Disaster Recovery Plan at mutually agreed intervals to ensure that it remains predictable, effective and current. All disaster recovery testing and evaluation shall be conducted by Provider in consultation with Bank and Provider shall provide Bank with at least fourteen (14) days’ prior written notice before conducting any test in relation to the Plan. Without limiting the foregoing, Bank shall have the right but not the obligation to have its employees, agents and representatives present at, and monitoring, each such test of the Plan. Provider shall provide Bank with a preliminary report of results following each Disaster recovery test within twenty-four (24) hours, and a detailed report within forty-eight (48) hours following the completion of such test. If the preliminary report or the detailed report identifies any problems or issues, Provider shall conduct such additional tests and/or investigation as Bank may request.

(e)                                  In the event of a Disaster, in addition to performing Disaster recovery in accordance with the Disaster Recovery Plan, Provider shall immediately (X) notify Bank of the nature and extent of the Disaster and the location of the Primary Location Center; (Y) if the actual recovery center is a center other than the Primary Recovery Center, immediately notify Bank by telephone of the reasons why the Primary Recovery Center is not available; and (Z) take action to transfer the affected Services to the Primary Location Center/Secondary Recovery Center in accordance with the Disaster Recovery Plan.

(f)                                    Except as may be provided in a Disaster Recovery Plan and Section 7.13, the occurrence of a Disaster shall not relieve Provider of its obligation to perform the Services in accordance with the terms hereof.

1.5                                 Risk of Data Loss  Should any Program Data be lost or destroyed due to any negligent act or omission of Provider or any other breach of the security obligations of this Agreement, Provider will be responsible at its own expense for the prompt reconstruction of such Program Data with high priority allocation of time and resources to complete the regeneration as quickly as possible.

1.6                                 Record Security

(a)                                  Provider shall not use any information received from Bank or obtained as a result of Services performed for Bank except as necessary in the ordinary course of business to perform Services hereunder. Provider shall implement appropriate administrative, technical, and physical safeguards and other appropriate measures to protect the security, confidentiality and integrity of information received from Bank or in connection with the Services provided for Bank. These measures shall be designed to ensure the security and confidentiality of such information, protect against any anticipated threats or hazards to the security or integrity of such information, and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any consumer.

(b)                                 Provider shall keep and maintain originals or duplicates of all necessary records relating to all Services performed and shall provide such records to the Bank upon request. Provider shall provide Bank with access to the Program Data during all such times as the Program Data is available to Provider and to all documents and records maintained by Provider for Bank pursuant to the performance of the Services.

(c)                                  Provider agrees to comply with vendor security requirements (the “Bank Security Requirements”) issued and updated from time to time under Bank’s information security program. However, if Provider does not or cannot comply with any provision contained in any update to the Bank Security Requirements other than because of lack of an agreement to share any additional expenses to be incurred by Provider to meet or comply with such update, then Bank shall have the option to terminate this Agreement in accordance with Section 4.3 below.

(d)                                 Provider shall notify Bank immediately following discovery or notification of any actual or threatened breach of security of the systems maintained by Provider or any subcontractor that maintain information received from Bank or obtained as a result of Services performed for Bank. Provider agrees to take, or cause the applicable subcontractor to take, action immediately, at its own expense, to investigate the actual or threatened breach, to identify and mitigate the effects of any such breach and to implement reasonable and appropriate measures in response to such breach. Provider also will provide Bank with all available information regarding such breach so that it may assist Bank in implementing its information security response program and, if applicable, in notifying affected consumers. For the purposes of this subsection (d), the term “breach of security” or “breach” means the unauthorized access to or acquisition of any record containing personally identifiable information relating to a consumer who is a customer of Bank, whether in paper, electronic, or other form, in a manner that renders misuse of the information reasonably possible or that otherwise compromises the security, confidentiality, or integrity of the information.

(e)                                  Provider will use reasonable measures designed to properly dispose of all records containing personally identifiable information relating to consumers who are customers of Bank, whether in paper, electronic, or other form, including adhering to policies and procedures that require the destruction or erasure of electronic media containing such personally identifiable information so that the information cannot practicably be read or reconstructed.

1.7                                 Cooperation With Inspections  Provider shall permit the inspection of the records and Program Data of Bank maintained by Provider at all reasonable times during business hours of Provider, by Bank or its representatives, including, without limitation, independent certified public accountants engaged by Bank, or by state or federal regulatory agencies with jurisdiction over Bank, to permit compliance with reporting and disclosure requirements of federal and state regulatory agencies and federal and state laws. Provider shall cooperate fully with the Bank to enable the Bank and its representatives to audit the activities, records and accounts of Provider in connection with the Services provided under this Agreement. Provider shall also cooperate fully with any governmental agencies auditing or examining the Bank and shall make available to such agencies its records and accounts in connection with Services provided under this Agreement.

1.8                                 Reporting Requirements. Provider will provide to Bank all requested reports including, but not limited to accounting of expenses, performance of portfolios including, but not limited to, volume, approval rates, delinquency, yield and other financial reporting, as required.

1.9                                 Limitation on Decision Making Authority. Bank shall retain all decision making authority with respect to all items having an economic impact to any Program, including but not limited to underwriting, credit decisions, finance charge adjustments and strategies.

1.10                           Covenants of Provider  Provider hereby covenants to do the following during the term of this Agreement:

(a)                                  Provider shall perform its obligations hereunder in a timely manner and with due care.

(b)                                 Provider shall comply with all applicable federal, state and local laws, rules and regulations, including, but not limited to, Office of Thrift Supervision regulations, state banking laws and regulations, insurance laws, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Credit Billing Act and the Fair Debt Collection Practices Act.

(c)                                  Provider shall cooperate with the Bank and any retailers, dealers, associations and manufacturers for whom the Bank establishes programs and shall use its best efforts promptly to resolve all disputes with customers of the Bank that may arise in the course of performing the Services.

(d)                                 To the extent that Provider is required to perform Services in accordance with specific directions, guidelines, and criteria established by the Bank, Provider shall perform such Services in accordance with the specific directions, guidelines, and criteria established by the Bank and shall have no discretion in applying or waiving such directions, guidelines, and criteria.

(e)                                  Provider shall have no authority hereunder or implied to contract on behalf of the Bank with any third parties and shall not hold itself out as having such powers or authority. Provider shall forward all offers made to the Bank by third parties to officers or employees of the Bank for acceptance or rejection.

(f)                                    When performing Services in connection with collecting debts owed the Bank, Provider shall not hold itself out as an agent of the Bank, but rather shall hold itself out as an independent contractor collecting debts owed to the Bank.

(g)                                 Provider shall comply with the GE Integrity, Spirit and Letter Policy.

1.11                           Securitization Cooperation   Provider acknowledges that Bank may from time to time (i) enter into one or more financing transactions or securities offerings that are payable from or secured, directly or indirectly, by all or a portion of the receivables or mortgage loans arising from Bank’s Programs, (ii) sell or otherwise transfer of all or a portion of the receivables or mortgage loans arising from Bank’s Programs or (iii) enter into other securitization, secured loan, financing or similar transaction involving all or a portion of the receivables or mortgage loans arising from Bank’s Programs (any of the foregoing transactions, a “Securitization”). Provider agrees to take such actions to assist Bank in connection with any Securitization of the such receivables or mortgage loans as Bank may reasonably request, including the preparation of any servicer statements, reports to security holders or other reports as may be required to be delivered by Bank pursuant to any servicing agreement entered into by Bank in connection with a Securitization. Without limiting the generality of the foregoing, Provider shall promptly furnish to Bank or any of its affiliates participating in a Securitization of such receivables or mortgage loans, from time to time, any and all reports, certifications, records, attestations and any other information necessary in the good faith determination of Bank, to permit Bank or any of its affiliates participating in a Securitization to comply with the provisions of Regulation AB under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, such reports, assessments and attestations as may be required to be delivered in accordance with Rules 13a-18 and 15d-18 of the Exchange Act and Items 1122 and 1123 of Regulation AB.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1                                 Representations and Warranties of Bank  Bank hereby represents and warrants to Provider, as of the date hereof:

(a)                                  Bank is a federal savings association, duly organized, and validly existing in good standing under the laws of the United States of America and has full corporate power and authority to execute, deliver, and perform its obligations under this Agreement; the execution, delivery, and performance of this Agreement have been duly authorized, and are not in conflict with and do not violate any law or regulation applicable to Bank, or the terms of the charter or bylaws of Bank and will not result in a breach of or constitute a default under or require any consent under any indenture, loan, or agreement to which Bank is a party;

(b)                                 All approvals, authorizations, licensees, registrations, consents, and other actions by, and notices to, and filings with any person that may be required in connection with the execution, delivery, and performance of this Agreement by Bank, have been obtained;

(c)                                  There is no material claim nor any material litigation, proceeding, arbitration, investigation, or controversy pending, to which Bank is a party, that would adversely affect this Agreement; no such claim, litigation, proceeding arbitration, investigation, or controversy has, to Bank’s knowledge, been threatened or is contemplated; to Bank’s knowledge, no facts exist which would provide a basis for any such claim, litigation, proceeding, arbitration, investigation, or controversy; and Bank is not subject to any agreement with any regulatory authority with respect to its operations adversely affecting this Agreement.

(d)                                 Bank is not insolvent.

2.2                                 Representations and Warranties of Provider . Provider hereby represents and warrants to Bank, as of the date hereof:

(a)                                  Provider is duly organized, and validly existing in good standing under the laws of its State of incorporation and has full power and authority to execute, deliver, and perform its obligations under this Agreement; the execution, delivery, and performance of this Agreement have been duly authorized, and are not in conflict with and do not violate any law or regulation applicable to Provider, or the terms of the articles of organization, operating agreement or bylaws of Provider and will not result in a breach of or constitute a default under or require any consent under any indenture, loan, or agreement to which Provider is a party;

(b)                                 All approvals, authorizations, licensees, registrations, consents, and other actions by, and notices to, and filings with, any person that may be required in connection with the execution, delivery, and performance of this Agreement by Provider, have been obtained;

(c)                                  There is no material claim nor any material litigation, proceeding, arbitration, investigation, or controversy pending to which Provider is a party, that would adversely affect this Agreement; no such claim, litigation, proceeding arbitration, investigation, or controversy has, to Provider’s knowledge, been threatened or is contemplated; to Provider’s knowledge, no facts exist which would provide a basis for any such claim, litigation, proceeding, arbitration, investigation, or controversy; and Provider is not subject to any agreement with any regulatory authority with respect to its operations adversely affecting this Agreement.

(d)                                 Provider is not insolvent.

ARTICLE III

INDEMNIFICATIONS

3.1                                 Indemnification of Provider  Bank shall indemnify Provider and its directors, officers, employees and agents (“Provider Indemnified Parties”) and hold each of them harmless from and against and defend against, any and all claims, damages, losses, penalties, expenses, costs and/or liabilities (including attorneys’ fees and court costs) that are caused by or result from any negligent or willful act or omission of Bank in the course of or related to Bank’s performance or obligations hereunder and, to the extent they are not caused by or the result of the willful misconduct or gross negligence of Provider or any violation of applicable law by Provider. Bank’s obligation to indemnify any Provider Indemnified Party will survive the expiration or termination of this Agreement by either party for any reason.

3.2                                 Indemnification of Bank  Provider shall indemnify Bank and its directors, officers, employees and agents (“Bank Indemnified Parties”) and hold each of them harmless from and against and defend against, any and all claims, damages, losses, penalties, expenses, costs and/or liabilities (including attorneys’ fees and court costs) that are caused by or result from any negligent or willful act or omission of Provider in the course of or related to Provider’s performance or obligations hereunder and, to the extent they are not caused by or the result of the willful misconduct or gross negligence, violation of applicable law by Bank. Provider’s obligation to indemnify any Bank Indemnified Party will survive the expiration or termination of this Agreement by either party for any reason.

3.3                                 Indemnification Process. Bank, on behalf of the Bank Indemnified Parties, and Provider, on behalf of the Provider Indemnified Parties, (each, an “Indemnified Party”) shall (i) promptly notify the party obligated to provide indemnification (the “Indemnifying Party”) of any matters in respect of which the indemnity may apply and of which the Indemnified Party has knowledge; (ii) give the Indemnifying Party full opportunity to control the response thereto and the defense thereof, including any agreement relating to the settlement thereof, provided that the Indemnifying Party shall not settle any such claim or action without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed); and (iii) cooperate with the Indemnifying Party, at the Indemnifying Party’s cost and expense in the defense or settlement thereof. The Indemnified Party may participate, at its own expense, in such defense and in any settlement discussions directly or through counsel of its choice on a monitoring, non-controlling basis. Notwithstanding the foregoing, the Indemnifying Party may not agree on the Indemnified Party’s behalf to a settlement involving anything other than the payment of money.

ARTICLE IV

TERM AND TERMINATION

4.1                                 Term  This Agreement shall become effective, without further action, as of [ ], 2006(the “Effective Date”). This Agreement shall remain in effect until January 1, 2007, and shall thereupon be automatically renewed for successive one-year terms until terminated in accordance with this Article IV.

4.2                                 Termination by Mutual Agreement; Termination Without Cause  This Agreement shall be terminated:

(a)                                  Immediately upon mutual written agreement of the parties, or if Bank is instructed to terminate the Agreement by the Office of Thrift Supervision; or

(b)                                 By either party without cause upon sixty (60) days’ written notice to the other party.

4.3                                 Termination Upon Default  The breach by either party of a material term or condition of this Agreement shall constitute an event of default (“Event of Default”). If such Event of Default is not cured by the defaulting party within thirty (30) days after delivery of written notice describing the Event of Default, then the nondefaulting party shall be entitled, at its sole election, to terminate this Agreement upon not less than thirty (30) days written notice to the other party.

4.4                                 Termination by Reason of Bankruptcy  In the event of the occurrence of any of the following events, each party shall have the right to terminate this Agreement immediately upon providing written notice to the other party:

(a)                                  The commencement of any bankruptcy, insolvency, reorganization, dissolution, liquidation of debt, receivership or conservatorship proceeding or other similar proceeding under federal or state bankruptcy, debtors relief, bank regulatory or other law by or against the other party; or

(b)                                 The suspension or termination of business or dissolution of, or the appointment of a receiver, conservator, trustee or similar officer to take charge of, a substantial part of the property of the other party.

4.5                                 Survival of Certain Obligations; Post-Termination Issues  Expiration or earlier termination of this Agreement for any reason shall not terminate the obligations described in this Section 4.5 or in Sections 1.7, 3.1, 3.2, 3.3, 6.1, 6.2 or 7.1.

(a)                                  Transfer of Data and Cooperation in Transfer  Upon the expiration or earlier termination of this Agreement for any reason, Provider shall immediately deliver to Bank all files, records, and documents maintained by Provider relating to the performance of Services for the Bank under this Agreement, and shall fully cooperate in the transfer of any servicing functions performed pursuant to this Agreement to a third party. Bank shall compensate Provider for such services to the same extent as if such services had been performed during the terms of this Agreement, and Provider shall perform such services according to such standards, including confidentiality, security, and accuracy, as were in effect during the term of this Agreement.

(b)                                 Continued Servicing upon Termination  If this Agreement is terminated pursuant to Section 4.2, Provider shall continue to provide the Services until such time as such servicing functions are transferred. The Bank shall pay Provider such reasonable fees with respect to any services provided by Provider pursuant to this Section 4.5(b) as are mutually agreed upon by the parties at the time.

(c)                                  Costs of Conversion Paid by Defaulting Party  If this Agreement is terminated pursuant to Section 4.3, the defaulting party shall be obligated to pay all costs associated with the transfer of any servicing function from Provider to a third party or to Bank.

(d)                                 Destruction of Files  Upon the expiration or earlier termination of this Agreement for any reason, Provider will destroy all duplicates of all files, records and documents maintained by Provider relating to the performance of Services for the Bank under this Agreement which are not transferred to Bank pursuant to Section 4.5(a) and which Provider is not required to maintain pursuant to applicable law or regulation.

4.6                                 Assistance with Conversion  Upon any termination of this Agreement, Provider shall provide to the Bank all assistance reasonably necessary to enable the Bank to convert the accounts serviced hereunder to the processing system designated by the Bank and shall cooperate with the Bank in its efforts to effect such conversion at the earliest practicable date.

ARTICLE V

CONSIDERATION

5.1                                 Specific Fees  Bank shall pay Provider for Services at a rate equal to the Service Fee Rate multiplied by the amount of loan receivables outstanding at the end of the previous month

5.2                                 Service Fee Rate  Provider will determine the cost to perform services for the Bank that will be equal to Provider’s estimated annual cost plus five percent (5%). Service Fee Rate will be determined by dividing estimated annual costs plus five percent (5%) divided by estimated assets serviced. This rate will be calculated based on the Provider’s operating plan for the services documented on attached Exhibit A and adjusted on an annual basis. The Provider will send the Bank an annual notification of the rate and basis for the calculation that will be acceptable to both the Provider and the Bank on an annual basis.

5.3                                 Other Fees  By a writing signed by each party hereto, Bank and Provider may agree to the payment by Bank of additional fees to Provider in consideration of additional services to be performed by Provider from time to time for which no compensation has been previously established.

5.4                                 Out-of-Pocket Expenses  Bank shall reimburse Provider for all reasonable out-of-pocket expenses incurred by Provider in the provision of the Services as mutually agreed upon in advance by the parties.

5. 5                              Price Guarantee  Provider and Bank acknowledge that it is the intent of each party that the Services shall be provided on terms and conditions and under circumstances that are at least as favorable to Bank as those Provider offers or would offer to nonaffiliated companies and as Bank could obtain from nonaffiliated companies. The parties therefore agree that if Bank at any time provides written evidence that the Services are available to Bank from a third party at a price offered in good faith that is lower than the price provided hereunder, Provider shall reduce the charge for such service or services to Bank to the price offered in good faith by such third party.

5.6                                 Payment  Within thirty (30) days after the end of each calendar month, or other period agreed between the parties, Provider shall provide Bank with an itemized report (in a form reasonably satisfactory to Bank), setting forth for that period all fees incurred pursuant to Section 5.1, 5.2, 5.3 and 5.4. All payments due pursuant to such report shall be remitted by Bank within thirty (30) days of receipt by Bank of such report.

ARTICLE VI

CONFIDENTIALITY

6.1                                 Confidentiality  It is understood that, in the performance by Provider of the Services, Provider may have access to private or confidential information of Bank and Bank’s employees and customers, and that Bank may have access to confidential information regarding the operation of Provider’s computer systems. The parties agree that Bank’s confidential information includes all non-public personal information regarding Bank’s customers. Each party shall use that degree of care it exercises to protect its own private or confidential information to keep, and to have its employees and representatives keep, any and all private or confidential information of the other party strictly confidential and to use such information only for the purpose providing the Services or as otherwise agreed to by the other party. Each party acknowledges and agrees that in the event of a breach or threatened breach by it of the provisions of this Section, the other party will have no adequate remedy in money or damages and, accordingly, shall be entitled to an injunction against such breach. However, no specification in this Agreement of a specific legal or equitable remedy shall be construed as a waiver or prohibition against any other legal or equitable remedies in the event of a breach of any provision of this Agreement. Neither party shall provide any private or confidential information of the other party to third parties pursuant to an administrative or judicial subpoena, summons, search warrant or other governmental order without providing prior notice to such other party, unless otherwise provided by law or court order.

6.2                                 Limit of Confidentiality Obligations  Provider’s and Bank’s obligations and agreements under Section 6.1 hereof shall not apply to any information supplied that:

(a)                                  Was known to the receiving party prior to the disclosure by the other;

(b)                                 Is or becomes generally available to the public other than by breach of this Agreement; or

(c)                                  Otherwise becomes lawfully available on a nonconfidential basis from a third party who is not under an obligation of confidence to the other party.

ARTICLE VII

MISCELLANEOUS

7.1                                 Notices  Any written notice required or permitted to be given to the parties hereunder shall be addressed as follows:

If to Bank:

GE Money Bank

4246 S. Riverboat Road, Suite 200
Salt Lake City, UT 84123

Attn:  Chief Financial Officer

If to Provider:

General Electric Capital Corporation

777 Long Ridge Road, Building B

Stamford, CT  06927

Attn.:  Chief Financial Officer

All written notices shall be delivered in person or shall be sent by registered or certified mail, return receipt requested, and shall be deemed effective, seventy-two (72) hours after the same is mailed as provided above with postage prepaid. Notice sent by any other method shall be effective only upon actual receipt. The parties to this Agreement, by notice in writing, may designate another to whom notices shall be given pursuant to this Agreement.

7.2                                 Independent Contractor Status of Provider  The relationship of Provider to Bank under this Agreement is that of independent contractor. Provider shall perform the Services on a non-exclusive basis and nothing herein contained shall be construed as constituting a partnership, joint venture or agency between the parties hereto.

7.3                                 Assignment; Subcontracting  This Agreement shall not be assignable in whole or in part by Provider or Bank without the other party’s prior written consent, which shall not unreasonably be withheld, and any attempted assignment without such consent shall be void; except that Provider may assign this Agreement or delegate any obligation of Provider under this Agreement or subcontract for the performance of the Services to any parent, subsidiary or affiliate of Provider with the capacity to provide any of the Services at a level of quality at least equal to that provided by Provider. Notwithstanding any such assignment, delegation or subcontract, Provider shall remain primarily liable for all of its obligations under this Agreement which are so assigned, delegated or subcontracted.

7.4                                 Waiver  No term or provision hereof will be deemed waived, and no variation of terms or provisions hereof shall be deemed consented to, unless such waiver or consent shall be in writing and signed by the party against whom such waiver or consent is sought to be enforced. Any delay, waiver or omission by Provider or Bank to exercise any right or power arising from any breach or default of the other party in any of the terms, provisions or covenants of this

Agreement shall not be construed to be a waiver by Provider or Bank of any subsequent breach or default of the same or other terms, provisions or covenants on the part of the other party.

7.5                                 Successors  Subject to the restrictions on assignment contained herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

7.6                                 Compliance With Laws and Regulations  Each party agrees that it will obtain all licenses and other governmental authorizations and approvals required for the performance of its obligations under this Agreement and will perform its obligations hereunder in accordance with all applicable federal, state and local laws, rules and regulations now or hereafter in effect.

7.7                                 Governing Law  This Agreement shall be governed by and construed in accordance with the internal laws of the State in which the Bank maintains its home office, without giving effect to choice-of-law principles, and applicable federal law.

7.8                                 Headings Not Controlling  Headings used in this Agreement are for reference purposes only and shall not be deemed a part of this Agreement.

7.9                                 Entire Agreement  This Agreement constitutes the only agreement between the parties hereto relating to the subject matter hereof, except where expressly noted herein, and all prior negotiations, agreements and understandings, whether oral or written are superseded or canceled hereby.

7.10                           Arm’s-Length Agreement  The parties hereto acknowledge that the terms of this Agreement are substantially the same as, or at least as favorable to Bank, as those prevailing as of the Effective Date for comparable transactions with or involving other nonaffiliated companies and, in the absence of comparable transactions, on terms at least as favorable to Bank as Provider in good faith would offer to nonaffiliated companies.

7.11                           Modification  This Agreement may not be amended or modified except in a written document signed by both parties.

7.12                           Severability  If any provision of this Agreement is declared or found to be illegal, unenforceable or void, this Agreement shall be construed as if not containing that provision, the rest of the Agreement shall remain in full force and effect, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.

7.13                           Force Majeure  Neither party shall be liable for any loss, injury, damages, delay in performance or failure to perform any obligation under this Agreement to the extent such loss, injury, damages, delay or failure to perform is the result of causes beyond the control of that party and is without its fault or negligence, including, but not limited to, acts of God, labor disputes, governmental regulations or orders, civil disturbance, war conditions, terrorist acts, riots, explosions, fires or the result of a failure by the other party to satisfy its obligations under this Agreement, except to the extent such loss, injury, damages, delay or non-performance is the result of any failure of Provider to comply with its obligations set forth in the Disaster Recovery Plan.

Upon occurrence of any force majeure event, Provider shall render the Services in accordance with the emergency service levels and other conditions as detailed in the Disaster Recovery Plan. If Provider is unable to render the Services in accordance with the emergency levels or performance standards detailed in the Disaster Recovery Plan for a period greater than ten (10) days, Bank shall be entitled to terminate the affected Services of this Agreement, by giving seven (7) days prior written notice to Provider before performance has resumed. In such event neither party shall have any liability to the other, other than Bank’s liability to pay for Services rendered prior to the effective date of termination.

7.14                           Power of Attorney  For the sole purpose of allowing Provider to perform the Services hereunder for the Bank, the Bank hereby appoints Provider as the Bank’s true and lawful attorney-in-fact with full power of substitution to take control in any manner of any cash or non-cash items of payment arising from or out of the Programs and to invest, reinvest and pay as directed by the Bank any funds held by it for the Bank. For the sole purpose of allowing Provider to perform the Services hereunder for the Bank, the Bank authorizes Provider to endorse the Bank’s name upon any or all checks, drafts and money orders received by Provider in connection with the Programs. Provider agrees that it will hold all funds of the Bank in trust and as a fiduciary and will promptly account for such funds. Provider will deliver such funds to the Bank upon demand and generally each business day, and in any event no less frequently than weekly.

7.15                           Insurance. Provider shall obtain and maintain all insurance coverage of types and in the amounts required by applicable law and dictated by prudent business practices in connection with the performance of this Agreement and will provide a certificate of insurance to Bank for any such policy upon request. Provider shall notify Bank promptly in writing of any material changes in the insurance coverage obtained and maintained by Provider in accordance with this Section 7.15.

7.16.                        Customer Complaints. Unless otherwise instructed by Bank, Provider shall forward all complaints it receives from Bank’s customers to Bank.

7.17                           Counterparts  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be deemed to constitute but one and the same instrument.

IN WITNESS WHEREOF, the Bank and Provider have hereunto set their hands as of the 25th day of May, 2006.

GE MONEY BANK

By:	/s/ John J. McElligott
Title: Chief Financial Officer

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Robert C. Green
Title: Vice President

Exhibit A

Services

ACTIVITY (as applicable)

Portfolio Servicing	Account Inquiry/Research
Provide, prepare and retain loan documents
Appraisal (as program requires)
Audit/Review Processes as directed by Management
Collateral Security Filing — Initial Filing (as program requires)
Credit Line Increases
HI Contractor Work Estimate
HMDA Reporting
Inspection Report
Mail-in/Fax App Input
Monitoring Calls
Obtain & Evaluate Credit Report
OFAC Screening
Phone-in App Input
Provide Account Numbers
Provide Credit Limit/Loan Amount
Provide Credit Decision Systems
Review/Accept stipulations requested by Underwriting
Review/Update of loan documents & documentation
Screen Mail-in Applications
Screen Preapprovals
Title Examination and Insurance (as required by program)
Verification of Mortgage
VOE/VOI as required by program guidelines

Customer/Loan Servicing	Audit/Review Processes
Autopays
Balance Pmts & Rejects
Collateral (Security) Filing follow up & Release
Credit Bureau Reporting
Customer Care Calls
Deferral/Waiver of Servicing fees (e.g. late fees, NSF fees, etc.)
Deposit Returns
Dispute Resolution Processing (e.g. read letter, make decision, send letter, close dispute
Imaging of loan files
Insurance Settlement & Claims
Investigate Fraud Accounts
Itemize Account History
Key Entry
Key/Maintain Cardholder Database
Logging in DB
Lost/Stolen Account Transfer
Mail C/H Statement
Make Copies
Management of off-site storage of Loan files
Order Checks

Order Statements
Payment Preparation
Payment Processing
Payment Research
Plastics Processing
Process Dispute
Process Mail-in Requests for Information
Process Microfiche
Process Microfilm
Process NSF Checks
Process Pay-by-Phone Payments
Process prepaid finance charge refunds
Process Refund Credit Balances
Process Ret. Plastics & Stmts.
Process Returns from Accounting
Processing of Prepayment Penalties
Promo Adjustments – Batch
Promo Adjustments – Online
Promo Changes
Provide & Process Payoff Requests
Provide & Process Verification of Mortgage requests
Provide Amortization Schedules
Reading/Proofing/Typing Letters
Reallocating Payments
SAR Reporting
Screen Incoming Fraud Cases
Send System Merchant. Letters
Service Account holder Calls
Sort & Distribute Mail
Validate ACDV
VRU Call System

Collections/ Recovery	Answer Voicemail/Telephone
Audit Reages
Audit/Bill Agencies
Audit/Review Processes
Bankruptcy Reporting
CCCS Proposals and Drops
Charge off Reporting
Collect Charge off Accounts
Delinquency Reporting
Drop Accounts from Hardship
Early Outs
Early Stage Delinquency Account Management
Evaluate Collateral
Hardship Correspondence
Late Stage Delinquency Account Management
Maintain Agency Accounts
Monitor Sold Accounts
Process Loan Account Modifications (e.g. deferrals, extensions, rate mod, etc.) pursuant to Bank policy guidelines
Process Bankrupt Accounts, including Reaffirmations
Process Charge offs
Process Collateral Repossessions

Process Deceased Accounts
Process Foreclosures
Process Settlements
Process/Accept ACH payments
Process/Accept Pay-by-Phone payments
Provide, prepare per Bank’s policies, remit & retain default notices
Provide, prepare per Bank’s policies, remit & retain other notices & letters as required by program, state & federal law
Reage Accounts
Refund Fees/FC
Research/Review – Non Phone
Research/Review on Phone
Skip Tracing
Take Inbound Calls

General Management	Acct. – Line of Credit
Business Development Support
FDR Conversions
LOS ongoing development & maintenance (HI & CI)
Marketing Research & Client Supp
Monitor GL Accounts
POS Credit
Process Accounts Payable
Reconcile Accounts
Wires

Merchant/Dealer Servicing	ACH Returns
Audit/Review Processes
Customer/Dealer Dispute Resolution Process
Decision Merchant/Dealer Apps
Distribute Mail
File Merchant/Dealer Folders
Fill Out Paperwork/Fax Forms
Key/Maintain Merchant/Dealer Database
Log Applications in Database
Mail Merchant/Dealer Statements
Maintenance Merchant/Dealer Accounts
Make Outbound Merchant/Dealer Calls
Monitor Watch List
New Merchant/Dealer Enrollment
Order Verifone Equipment/Supplies
Perform Annual Dealer Review
Prepare/Send/Receive Survey Card
Process F-Cycle Acquisitions
Retrieve Sales Drafts
Retrieve Statements/Docs
Service Merchant/Dealer Calls
Work Cancellation Report
Work Overlimit Queue

Transaction Servicing	Give Authorizations
Prepare & Balance Edit Sheets

Process Issuing Chargebacks/Retr
Process Visa/MC Acquiring Chargebacks
Provisional Account
Reject Reports
Review Cardholder Accts & Trans
Review Merchant Activity
Review Visa Accts & Trans
Savers Account for CPU Sales
Take Merchant Calls

Mortgage Lending Services	Transaction
Advise on program marketing and solicitation strategy
Interface with prospect database
Initiate out-bound solicitation calls
Operate Call Center for loan applicant inquiries
Receive and input loan application data
Process loan applications
Collect documentation related to loan processing
Arrange loan closings
Supervise third-party vendor relationships
Provide processes and procedures for compliance
Support periodic loan sales
Reporting as requested
Hire, train and maintain staff

Securitization Services	Addition and Removal of Accounts
Produce and distribute investor and SEC reporting
Produce and disburse investor funds
Calculate and settle swaps

General Services	Legal
Accounting
Treasury
Administrative
Operational Assistance
Office furnishings and equipment
Compliance
Audit
Information Technology Support, including hardware, software and application hosting
Training
Telecommunications, including equipment and systems
Human Resources